UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41408

FEMTO TECHNOLOGIES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 26, 2025, Femto Technologies Inc., a British Columbia company (the “Company”), entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of approximately $17 million of Common Shares (also known as Subordinate Voting Shares under British Columbia law) and pre-funded and investor warrants at a price of $4.17 per Common Unit.

The offering consisted of the sale of Common Units (or Pre-Funded Units), each consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Common Share per warrant (the “Series A Warrants”) and (iii) one Series B Warrant to purchase one Common Share per warrant (the “Series B Warrants”). The offering price per Common Unit was $4.17 (or $4.16999 for each Pre-Funded Unit, which is equal to the offering price per Common Unit sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is $5.21 per Common Share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement). The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is $12.51 per Common Share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three Common Shares for each Common Share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

In connection with the private placement, the Company entered into a registration rights agreement with the investors on February 26, 2026, pursuant to which the Company is required to file a registration statement covering the resale of the securities within 15 calendar days of the closing of the offering.

On February 26, 2025, the Company also entered into a placement agent agreement (the “Placement Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which the Company engaged Aegis to act as its sole placement agent in connection with the offering. Pursuant to the terms of the Placement Agreement, Aegis agreed to use its best efforts to arrange for the sale of the securities in the offering. As compensation to the placement agent, the Company paid the placement agent placement commission equal to 15.0% of the aggregate gross proceeds from the offering. In addition, the Company agreed to reimburse Aegis for certain out-of-pocket expenses, including reasonable legal fees and disbursements for its counsel.

In addition, on February 26, the Company entered into an exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of tranches of warrants to purchase Common Stock previously issued by the Company in March 2024 and December 2024. Under the Exchange Agreement, such Holders agreed to exchange with the Company such existing warrants for approximately 2.5 million new warrants to purchase Common Shares, substantially in the form of the Series B Warrants.

The transactions were completed on February 28, 2025.

The foregoing description of the transactions is a summary only and is qualified in its entirety by the transaction documents copies of which are attached hereto and incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
4.3	Form of Pre-Funded Warrant
10.1	Form of Exchange Agreement
10.2	Form of Securities Purchase Agreement
10.3	Form of Registration Rights Agreement
10.4	Form of Placement Agent Agreement between the Company and Aegis Capital Corp.
99.1	Press Release, dated February 26, 2025
99.2	Press Release, dated February 28, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 28, 2025

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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